EX-28.h.8

AMENDED AND RESTATED FEE WAIVER AND/OR

EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT made this      day of             , 2011, between DFA Investment Dimensions Group Inc., a Maryland corporation (“DFAIDG”), on behalf of certain portfolios of DFAIDG, as listed on Schedule A of this Agreement and Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”) (formerly Dimensional Fund Advisors Inc.), and between Dimensional Investment Group Inc., a Maryland corporation (“DIG,” and together with DFAIDG, the “Fund”), on behalf of certain portfolios of DIG, as listed on Schedule A of this Agreement (the portfolios of DFAIDG and DIG are referred to individually as a “Portfolio,” and together, the “Portfolios”), and DFA amending and restating: (1) the Amended and Restated Fee Waiver and Expense Assumption Agreement dated December 18, 2009, between DFAIDG and DFA; (2) the Amended and Restated Expense Assumption Agreement dated December 7, 2007, between DFAIDG and DFA; and (3) the Amended and Restated Fee Waiver and Expense Assumption Agreement dated December 18, 2009, between DIG and DFA.

WHEREAS, DFA has entered into Administration Agreements or Investment Advisory Agreements, as applicable, with the Fund, pursuant to which DFA provides various services for the Portfolios, and for which DFA is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and DFA have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of those classes of certain Portfolios of the Fund listed on Schedule A of this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and/or Expense Assumption by DFA.

(a) In connection with Class R1 and Class R2 shares of the U.S. Targeted Value Portfolio of DFAIDG, DFA agrees to reduce all or a portion of its administration fee and investment advisory fee, and if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Portfolio, such fee waiver and assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses of the Class R1 and Class R2 shares of the Portfolio to the rates reflected on Schedule A of this Agreement (“Annualized Expense Ratio”).

(b) In connection with Class R2 shares of the Emerging Markets Value Portfolio of DFAIDG, DFA agrees to assume certain expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) for Class R2 shares of the Portfolio, such assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies) of Class R2 shares of the Portfolio to the rate reflected in Schedule A of this Agreement for Class R2 shares of the Portfolio (“Annualized Expense Ratio”).

(c) In connection with Class R2 shares of the DFA International Value Portfolio of DIG, DFA agrees to assume certain expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) for Class R2 shares of the Portfolio, such assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies) of Class R2 shares of the Portfolio to the rate reflected in Schedule A of this Agreement for Class R2 shares of the Portfolio (“Annualized Expense Ratio”).

3.	Duty to Reimburse DFA. If, at any time, annualized expenses of a class of a Portfolio are less than the Annualized Expense Ratio listed on Schedule A of this Agreement, the Fund, on behalf of a Portfolio, shall reimburse DFA for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Annualized Expense Ratio of a Portfolio or class of a Portfolio to exceed the limit on Schedule A of this Agreement. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse DFA for waived fees or expenses that were assumed by DFA more than thirty-six months prior to the date of any such reimbursement.

4.	Assignment. No assignment of this Agreement shall be made by DFA without the prior consent of the Fund.

5.	Duration and Termination. This Agreement shall begin February 28, 2012, and shall continue in effect until February 28, 2013 for each class of a Portfolio, and shall continue in effect from year to year thereafter for each class of a Portfolio, unless and until the Fund or DFA notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a class of a Portfolio, of its intention to terminate the Agreement for that class of a Portfolio. This Agreement shall automatically terminate, with respect to a Portfolio, upon the termination of the Administration Agreement or Investment Advisory Agreement, as applicable, between DFA and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

DIMENSIONAL INVESTMENT GROUP INC.

By:

Name:

Title:

3

SCHEDULE A

Portfolio	Annualized Expense Ratio (as a percentage of average net assets)
DFAIDG
U.S. Targeted Value Portfolio – Class R1	0.62	%(1)
U.S. Targeted Value Portfolio – Class R2	0.77	%(1)
Emerging Markets Value Portfolio – Class R2	0.96	%(2)

DIG
DFA International Value Portfolio – Class R2	0.79	%(2)

(1)

DFA has agreed to waive its administration fee and investment advisory fee and to assume the Portfolio’s direct and indirect expenses (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies and excluding any applicable 12b-1 fees) to the extent necessary to limit the expenses of a class of the Portfolio to the rate listed above for such class of the Portfolio.

(2)

DFA has agreed to assume the Portfolio’s direct expenses (excluding management fees and custodian fees and excluding any applicable 12b-1 fees) to the extent necessary to limit the expenses of a class of the Portfolio to the rate listed above for such class of the Portfolio.

Dated: